1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 5, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

SUPPLEMENTAL CIRCULAR
TO
THE CIRCULAR TO SHAREHOLDERS DATED 9 APRIL 2009
RELATING TO
PROPOSED ADDITIONAL AMENDMENT TO
THE ARTICLES OF ASSOCIATION
AT THE 2008 AGM

This supplemental circular should be read together with the circular to the Shareholders dated 9 April 2009.

The notice of the 2008 Annual General Meeting ("AGM") convening the AGM of Aluminum Corporation of China Limited (the "Company") to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 26 May 2009 at 9:00 a.m. was set out in the circular dated 9 April 2009; and a Supplemental Notice of the 2008 AGM dated 6 May 2009 is set out at the end of this supplemental circular.

Whether or not you are able to attend the AGM, you are requested to complete the enclosed revised proxy form in accordance with the instructions printed thereon. In the case of H Shares, the revised proxy form shall be lodged with the registrar of H Shares of the Company, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, and in the case of A shares, the revised proxy form shall be lodged with the Office of the Secretary to the Board at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082 as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof (as the case may be). Completion and return of the revised proxy form will not preclude you from attending and voting at the AGM or any adjournment should you wish.

6 May 2009

* For identification purpose only.

CONTENTS

Page

LETTER FROM THE BOARD OF DIRECTORS ....................................................................................................................................................	1

1.	Introduction .................................................................................................................................................................................................	1

2.	Proposed additional amendment to the Articles of Association ......................................................................................................................	2

3.	Revised Proxy Form ....................................................................................................................................................................................	2

SUPPLEMENTAL NOTICE OF THE 2008 ANNUAL GENERAL MEETING ......................................................................................................	4

- i -

LETTER FROM THE BOARD OF DIRECTORS

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiao Yaqing	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Chen Jihua	Beijing
Mr. Liu Xiangmin	The People's Republic of China
Postal code: 100082
Non-executive Directors:
Mr. Shi Chungui	Principal place of business:
No. 62 North Xizhimen Street
Independent Non-executive Directors:	Haidian District
Mr. Kang Yi	Beijing
Mr. Zhang Zhuoyuan	The People's Republic of China
Mr. Wang Mengkui	Postal code: 100082
Mr. Zhu Demiao
Principal place of business
in Hong Kong:
Unit 3103, 31st Floor
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

6 May 2009

To the Shareholders

Dear Sir or Madam,

SUPPLEMENTAL CIRCULAR
TO
THE CIRCULAR TO SHAREHOLDERS DATED 9 APRIL 2009
RELATING TO
PROPOSED ADDITIONAL AMENDMENT TO
THE ARTICLES OF ASSOCIATION
AT THE 2008 AGM

1.	INTRODUCTION

This supplemental circular should be read together with the circular to the Shareholders dated 9 April 2009 (the "Circular"), which contains, among other matters, proposed amendments to the Articles of Association. Unless otherwise defined in this supplemental circular, terms used herein shall have the same meanings as those defined in the Circular.

* For identification purpose only.

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LETTER FROM THE BOARD OF DIRECTORS

2.	PROPOSED ADDITIONAL AMENDMENT TO THE ARTICLES OF ASSOCIATION

At the AGM which will be held as originally scheduled, approval of the Shareholders will be sought to amend Article 13 of the Articles of Association in order to expand the scope of business of the Company to include materials inspections and analysis.

The proposed amendment to Article 13 of the Articles of Association is set out as Special Resolution No. 15 in the Supplemental Notice of the 2008 AGM and was submitted to the Company by Aluminum Corporation of China, the controlling shareholder of the Company holding directly approximately 38.56% of the issued shares of the Company, pursuant to Article 67 of the Articles of Association and in compliance with applicable laws.

The Directors of the Company consider that the proposed amendment to Article 13 of the Articles of Association is in the interests of the Company and its shareholders and accordingly recommend that all shareholders vote in favour of the Special Resolution No. 15 to be proposed at the forthcoming AGM.

3.	REVISED PROXY FORM

Since the proxy form (the "Proxy Form") sent together with the Circular does not contain the resolution for the proposed amendment to Article 13 of the Articles of Association as set out in this supplemental circular, a new proxy form (the "Revised Proxy Form") has been prepared and is enclosed with this supplemental circular.

In the case of H Shares, the revised proxy form shall be lodged with the registrar of H Shares of the Company, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, and in the case of A shares, the revised proxy form shall be lodged with the Office of the Secretary to the Board at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082 as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM, i.e. 9:00 a.m. on Monday, 25 May 2009 (the "Closing Time").

If you are a non-registered Shareholder (i.e. your Shares are held in an intermediary (for example, a bank, a custodian or a securities broker) or registered in the name of your nominee), you will not receive the Revised Proxy Form. You have to give instruction to your intermediary/nominee to vote on your behalf, or if you wish to attend and vote at the AGM, you should arrange with your intermediary/nominee directly to obtain an authorisation.

A H Shareholder who has not yet lodged the Proxy Form with the Company's registrar of H Shares is requested to lodge the Revised Proxy Form if he or she wishes to appoint proxies to attend the AGM on his or her behalf. In this case, the Proxy Form should not be lodged with the Company's registrar of H Shares.

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LETTER FROM THE BOARD OF DIRECTORS

A H Shareholder who has already lodged the Revised Proxy Form with the Company's registrar of H Shares should note that:

(i)

If no Proxy Form is lodged with the Company's registrar of H Shares, the Revised Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed.

The proxy so appointed by the H Shareholder will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the AGM other than those referred to in the notice convening the AGM and the Proxy Form, including a resolution for the proposed amendment to Article 13 of the Articles of Association set out in this supplemental circular.

(ii)

If the Revised Proxy Form is lodged with the Company's registrar of H Shares prior to the Closing Time, the Revised Proxy Form will revoke and supersede the Proxy Form previously lodged by him or her. The Revised Proxy Form will be treated as a valid proxy form lodged by the H Shareholder if correctly completed.

(iii)

If the Revised Proxy Form is lodged with the Company's registrar of H Shares after the Closing Time, the Revised Proxy Form will be invalid. However, it will revoke the Proxy Form previously lodged by the H Shareholder, and any vote that may be cast by the purported proxy (whether appointed under the Proxy Form or the Revised Proxy Form) will not be counted in any poll which may be taken on a proposed resolution. Accordingly, H Shareholders are advised not to lodge the Revised Proxy Form after the Closing Time. If such H Shareholders wish to vote at the AGM, they will have to attend in person and vote at the AGM themselves.

Shareholders are reminded that completion and delivery of the Proxy Form and/or the Revised Proxy Form will not preclude Shareholders from attending and voting in person at the AGM or at any adjourned meeting should they so wish.

Important:

The Proxy Form despatched together with the Circular is superseded by the Revised Proxy Form enclosed herewith.

Yours faithfully,
For and on behalf of the board of Directors of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

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SUPPLEMENTAL NOTICE OF THE 2008 ANNUAL GENERAL MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Reference is made to the Notice of the 2008 Annual General Meeting dated 9 April 2009 ("AGM Notice") which sets out the resolutions to be considered by shareholders at the Annual General Meeting ("AGM") to be held at 9:00 a.m. on Tuesday, 26 May 2009 at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China ("PRC").

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM, which will be held as originally scheduled, will consider and, if thought fit, the passing of the following by way of special resolution in addition to the resolutions set out in the AGM Notice. The proposed special resolution was submitted to the Company by Aluminum Corporation of China, the controlling shareholder of the Company holding directly approximately 38.56% of the issued shares of the Company, pursuant to Article 67 of the Articles of Association of the Company and in compliance with applicable laws.

SPECIAL RESOLUTION

15.	To consider and approve the following resolution by way of special resolution:

THAT, subject to the necessary approval of the relevant PRC authorities,

(i)	Article 13 of the Articles of Association be amended as follows:

Article 13

By inserting the words "materials inspection and analysis" in relation to the scope of business of the Company such that the amended Article 13 will read:

"The business scope of the Company will be as approved by the companies registration authorities.

* For identification purpose only.

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SUPPLEMENTAL NOTICE OF THE 2008 ANNUAL GENERAL MEETING

The business scope of the Company include: exploration and mining of bauxite and limestone mine; production and sale of bauxite and magnesite products, smelted products and processed products; production and sale of carbon products, relevant non-ferrous products, water and electricity, industrial oxygen and nitrogen; production, sales, loading, unloading and transportation of autoclaved fly ash brick; production and sale of sulphuric acid (or hazardous chemicals), exploration design, construction and installation; manufacture, installation and maintenance of mechanical equipment, spare parts, non-standard equipment; repair of automobile and engineering machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging; materials inspection and analysis; operation of office automation and instruments; relevant technological development and technical service"; and

(ii)

an authorisation be granted to the Chairman of the Company or any other person authorised by him to make further adjustments at his discretion with reference to the requirements of the relevant authorities and to seek approval and make the relevant filing with the relevant authorities at the appropriate time.

By Order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
6 May 2009

Notes:

(1)	A Revised Proxy Form is enclosed with this supplemental notice. The Proxy Form despatched together with the circular of the Company dated 9 April 2009 is superseded by this Revised Proxy Form.

(2)

Please refer to the AGM Notice for details in respect of the other resolutions to be passed at the AGM, eligibility for attending the AGM, proxy, registration procedures, closure of register of members, and other relevant matters.

As of the date of this supplemental notice, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

- 5 -

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary